September 5, 2019

Frank Burkhartsmeyer
Chief Financial Officer
Northwest Natural Holding Co
220 N.W. Second Avenue
Portland, Oregon 97209

       Re: Northwest Natural Holding Co
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-38681

Dear Mr. Burkhartsmeyer:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Consolidated Statements of Shareholders' Equity, page 70

1. We note the line item cash purchase of shares for business combination here, and in the financing section of the statement of cash flows. Please tell us which business combination these amounts relate to and the basis in GAAP for your accounting. Please ensure your response addresses why an adjustment to common stock was necessary. If amounts relate to the purchase of your own common stock, please tell us why you did not describe amounts as treasury stock transactions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tony Watson (Staff Accountant) at (202) 551-3318 or Bill Thompson
(Accounting Branch Chief) at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley (Staff Attorney) at
 Frank Burkhartsmeyer
Northwest Natural Holding Co
September 5, 2019
Page 2

(202) 551-2545 or Jacqueline Kaufman (Staff Attorney) at (202) 551-3797 with any other questions.



FirstName LastNameFrank Burkhartsmeyer                   Sincerely,
Comapany NameNorthwest Natural Holding Co
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